Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Benefits of the Proposed US Airways-American Airlines Merger for

Consumers and Employees

Consumer Benefits:

1.	Customers of the new American will have access to more travel destinations and more scheduling choices, domestically and internationally, as a result of combining two highly complementary networks.

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Customers of the new American Airlines will enjoy the same connections they’ve always had and will get many more through the combined airline. With more than 1,300 new routes worldwide, the combined airline will give our customers access to more destinations than ever before.

—	The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries.

—	As a result of the merger, US Airways customers will have access to 130 new cities that they currently do not have access to, and American Airlines customers will have access to 62 new cities.

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For example, today, a customer who wants to fly from Burlington, VT to Rochester, MN on US Airways cannot. After the merger, customers will be able to do just that on the new American Airlines. Other new route examples include Rochester, MN to Daytona Beach, FL and Burlington, VT to Tulsa, OK.

2.	The new American will maintain the current hubs of both American Airlines and US Airways, preserving and expanding flight options in cities across the country.

—	For our customers who travel frequently in and out of our combined hubs, the flight options they currently enjoy will be maintained and in many cases expanded as new routes are created.

3.	Customers of the US Airways will have access to the world’s largest loyalty program, with more ways to earn miles and more flights to redeem them on.

—	All miles earned in both programs will continue to be honored by the combined company.

—	Customers of the new American Airlines will earn miles through one expanded program – rather than two separate airlines.

—	Customers will be able to redeem miles on travel to 122 new destinations and will be able to earn miles with more than 1,000 participating companies, including more than 20 airline partners.

4.	The new airline will be part of the oneworld® Alliance, giving U.S. travelers greater access to destinations across the globe and better flying partnerships.

—	Customers will now have access to significantly more international destinations through the oneworld Alliance, which includes airlines such as British Airways, Iberia and Japan Airlines.

—	Customers of both airlines will have greater access to more international destinations in Asia, Europe, the Caribbean and South and Central America.

—	For example, today, American Airlines does not fly to Tel Aviv, and as a result of the merger, customers will be able to fly there without changing carriers. The same goes

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for places such as Beijing and Tokyo, which US Airways customers will now be able to travel to on the new American Airlines.

5.	The merger will create a fourth larger carrier, which will be better able to compete with United/Continental, Delta/Northwest, Southwest/Air Tran as well as smaller low-cost carriers like jetBlue, Spirit, Alaska, Frontier, Allegiant, and Virgin America – leading to greater choices and better services for customers.

—	Our goal is to create a network capable of taking customers wherever they want to travel, whenever they want to go – and this is exactly what the new airline will be able to do.

6.	A more attractive and diverse network will lead to investments in things that customers value – including improving the customer experience and new services.

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Under agreements with Airbus and Boeing, the new American Airlines will have the newest airplanes which will be equipped with improvements such as additional legroom in the main cabin, enhanced entertainment systems and inflight Wi-Fi.

Employee Benefits

1.	The new American Airlines will provide employees with a path to industry competitive compensation and benefits packages and create new opportunities for growth and advancement over the long term.

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The unions representing American Airlines pilots, flight attendants and ground employees, as well as the union representing US Airways pilots, have agreed to terms for improved collective bargaining agreements effective upon the closing of the merger.

—	In addition, the union representing US Airways flight attendants has reached a tentative agreement that includes support for the merger with American.

—	The US Airways-American merger will also provide the path to improved compensation and benefits for all employees.

2.	The unions representing the companies have already begun to plan for after closing, which will help ensure a smooth transition for employees.

—	Unions representing pilots and flight attendants at American Airlines and US Airways have agreements in place to begin partnering on combined contracts.

—	With a framework already in place to govern the terms of employment and integration for union employees, we anticipate a smooth transition.

—	An independent committee of American’s ARP employees will work directly with a union formed committee of passenger service employees at US Airways to merge seniority lists.

3.	Employees will be able to fly to more destinations using their travel benefits.

—	Just as consumers will benefit from the expanded network, so will employees.

—	All employees and retirees of American Airlines, US Airways and their wholly-owned subsidiaries have enjoyed interim reciprocal travel privileges since March 1, 2013.

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As a result of the merger, US Airways employees will be able to use their benefits on travel to 130 cities that US Airways doesn’t have access to, and American Airlines employees will have access to 62 new cities.

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—	Now US Airways employees will be able to go to South America and Asia on their benefits and American Airlines employees will have greater access to European destinations.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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